As filed with the Securities and Exchange Commission on June 4, 2008.      Registration No. 333-138770

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

ALCATEL LUCENT

(Formerly known as Alcatel)

 (Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

France

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lauren K. Boglivi, Esq. Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299 (212) 969-3082	Peter B. Tisne, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ]  immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1(1) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	First page of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	First page of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 12, 13 and 17
(iii) The collection and distribution of dividends	Articles number 4, 11, 12, and 17
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 12,13,15 and 17
(v) The sale or exercise of rights	Articles number 11, 12 and 17
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 11, 12, 14 and 17
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 15
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 17, 18 and 23
(x) Limitation upon the liability of the depositary	Articles number 11, 17, 19, 21, 23 and 24

3. Fees and Charges	Articles number 6 and 18

Item - 2.

Available Information

Public reports furnished by issuer	Article number 10

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a-1

Form of Amended and Restated Deposit Agreement dated as of ____________, 2008 among Alcatel Lucent, The Bank of New York as Depositary and all Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1(1).

a-2

Form of Amended and Restated Deposit Agreement dated as of November 22, 2006 among Alcatel, The Bank of New York as Depositary and all Holders from time to time of American Depositary Shares issued thereunder. - Filed previously.

a-3.

Form of Amended and Restated Deposit Agreement dated as of March 19, 2003 among Alcatel, The Bank of New York as Depositary and all Holders from time to time of American Depositary Receipts issued thereunder. - Filed previously.

b.

Form of letter dated March 10, 1997 from the Depositary to Alcatel relating to pre-release activity. – Filed previously.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused  this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 4, 2008.

Legal entity created by the agreement for the issuance of depositary shares representing  ordinary shares of Alcatel Lucent.

By:

The Bank of New York,

As Depositary

By:

/s/ Joanne F. DiGiovanni

Name:

Joanne F. DiGiovanni

Title:

Vice President

Pursuant to the requirements of the Securities Act of 1933, Alcatel Lucent has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Paris, France, on June 2, 2008.

ALCATEL LUCENT

By:  /s/ Hubert de Pesquidoux

        Name:  Hubert de Pesquidoux

        Title:  Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Hubert de Pesquidoux and Paul Wensel, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on May 30, 2008.

/s/ Patricia F. Russo

Chief Executive Officer and Director

Patricia F. Russo

(principal executive officer)

/s/ Hubert de Pesquidoux

Chief Financial Officer

Hubert de Pesquidoux

(principal financial and accounting officer)

___________________________________

Chairman of the Board

Serge Tchuruk

/s/ Daniel Bernard

Director

Daniel Bernard

/s/ W. Frank Blount

Director

W. Frank Blount

/s/ Jozef Cornu

Director

Jozef Cornu

___________________________________

Director

Linnet F. Deily

/s/ Robert E. Denham

Director

Robert E. Denham

/s/ Edward E. Hagenlocker

Director

Edward E. Hagenlocker

/s/ Jeanne-Pierre Halbron

Director

Jeanne-Pierre Halbron

/s/ Sylvia Jay

Director

Sylvia Jay

/s/ Karl J. Krapek

Director

Karl J. Krapek

/s/ Daniel Lebègue

Director

Daniel Lebègue

/s/ Henry Schacht

Director

Henry Schacht

/s/ Jean-Cyril Spinetta

Director

Jean-Cyril Spinetta

/s/ Steven R. Reynolds

Authorized Representative in the United States

Steven R. Reynolds

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1(1)

Form of Amended and Restated Deposit Agreement dated as of __________, 2008, among Alcatel Lucent, The Bank of New York as Depositary and all Holders from time to time of American Depositary Shares issued thereunder.